12010372

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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3/4/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67895

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterview Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12201 Merit Drive, Suite 700
(No. and Street)

Dallas	Texas	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Starks 469-916-3937
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis Wolff, LLP
(Name – *if individual, state last, first, middle name*)

15950 N. Dallas Parkway, Suite 600	Dallas	Texas	75248
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, Larry Starks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterview Securities, Inc., as of December 31, 20 11 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARY LYNN HUNZELMAN
Notary Public,
State of Texas
Comm. Expires 03-05-13

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

WATERVIEW SECURITIES, INC.

Financial Statements
with
Supplemental Information
and
Independent Auditors' Report

Years Ended December 31, 2011 and 2010

WATERVIEW SECURITIES, INC.

Table of Contents

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

INDEPENDENT AUDITORS' REPORT

Waterview Securities, Inc.
Dallas, Texas

We have audited the accompanying statements of financial condition of Waterview Securities, Inc. (the Company) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Waterview Securities, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. This information has been subjected to the auditing procedures applied in our audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis Wolff, LLP

February 16, 2012

WATERVIEW SECURITIES, INC.

Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 449,796	$ 181,409
Accounts receivable	91	9,012
Prepaid expenses	2,476	1,958
FINRA deposit	35	175
Total current assets	$ 452,398	$ 192,554
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 55,573	$ 87
Deferred revenue	-	16,000
Total current liabilities	55,573	16,087
Commitments and contingencies (Notes 2 and 6)		
Stockholders' equity		
Common stock - $0.01 par value, 100,000 shares authorized; 50,001 shares issued and outstanding	500	500
Additional paid-in capital	49,500	49,500
Retained earnings	346,825	126,467
Total stockholders' equity	396,825	176,467
	$ 452,398	$ 192,554

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statements of Income
Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Fee and service revenue	$ 946,500	$ 424,000
Expense reimbursements	7,307	2,535
	953,807	426,535
Operating expenses:		
Administrative support	55,750	17,500
General and administrative	263,280	4,042
Regulatory	5,286	3,630
Professional	4,606	5,782
Dues and subscriptions	150	395
Insurance	364	362
Shared expenses	4,800	4,800
	334,236	36,511
Operating income	619,571	390,024
Interest income	795	749
Net income	$ 620,366	$ 390,773

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2011 and 2010

	Common Stock				Additional		Retained Earnings		
	Shares		Amount		Paid-in Capital		(Accumulated Deficit)		Total
Balance, January 1, 2010	50,001	$	500	$	49,500	$	(14,301)	$	35,699
Distributions to stockholders	-		-		-		(250,005)		(250,005)
Net income	-		-		-		390,773		390,773
Balance, December 31, 2010	50,001		500		49,500		126,467		176,467
Distributions to stockholders	-		-		-		**(400,008)**		**(400,008)**
Net income	-		-		-		**620,366**		**620,366**
Balance, December 31, 2011	**50,001**	**$**	**500**	**$**	**49,500**	**$**	**346,825**	**$**	**396,825**

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net income	$ 620,366	$ 390,773
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	8,921	(6,427)
Prepaid expenses	(518)	(2)
FINRA deposit	140	20
Accounts payable	55,486	87
Deferred revenue	(16,000)	(19,000)
Net cash provided by operating activities	668,395	365,451
Cash flows used in financing activities		
Distributions to stockholders	(400,008)	(250,005)
Increase in cash and cash equivalents	268,387	115,446
Cash and cash equivalents, beginning of year	181,409	65,963
Cash and cash equivalents, end of year	$ 449,796	$ 181,409

See accompanying notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Waterview Securities, Inc., a Texas Subchapter S Corporation, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). Substantially all of the Company's business is conducted with customers located in the southern United States.

In preparing the accompanying financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2011, through the date the financial statements were available to be issued, February 16, 2012.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly-liquid investments with maturities of less than ninety days when purchased.

Accounts receivable
The Company has non-interest bearing receivables from its customers. Management evaluates a customer's credit risk prior to extending credit and does not require collateral. Management evaluates the need for an allowance for uncollectible accounts receivable based on historical write offs and current past due amounts. Management writes off receivables when all attempts to collect, including legal action, have proved ineffective. There were no receivables written off for the years ended December 31, 2011 and 2010, and management determined that no allowance was required.

Fee and service revenue
Fee and service revenue result primarily from raising capital and financial advisory services surrounding mergers and acquisitions for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned. Deferred revenue consists of customer fees collected before the earnings process on a project has been completed, and they are recognized upon the completion of procedures to take the customer to market.

Note 1 - Nature of Business and Summary of Significant Accounting Policies - (Continued)

Income taxes

The Company has elected to be treated as a Subchapter S corporation under the Internal Revenue Code. In lieu of corporate income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

At December 31, 2011 and 2010, there were no uncertain tax positions. The Company is no longer subject to tax examinations by tax authorities for years prior to 2008 as of December 31, 2011. Interest and penalties related to uncertain tax positions are recognized in income tax expense. As of December 31, 2011 and 2010, no interest or penalties related to uncertain tax positions had been accrued.

Concentration of credit risk and significant customers

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

For the year ended December 31, 2011, two customers accounted for 48% and 45% of revenues, respectively. For the year ended December 31, 2010, one customer accounted for 92% of revenues.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements and Contingencies

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011 and 2010, the Company had net capital of $394,223 and $165,322, and a net capital requirement of $5,000 in both years. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2011 and 2010. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Liabilities Subordinated to Claims of General Creditors

As of December 31, 2011 and 2010, there were no liabilities subordinated to claims of general creditors.

Note 4 - Stockholders' Equity

The Company is authorized to issue 100,000 shares of common stock, with a par value of $0.01 per share. It is classified as a "small business corporation" and its stock is classified as §1244 stock as defined by the Internal Revenue Code (IRC). The maximum amount to be received by the Company in consideration of its stock to be issued pursuant to this IRC section shall not exceed $1,000,000. There are 50,001 shares issued and outstanding as of December 31, 2011 and 2010.

Note 5 - Related Party Transactions

The Company has an expense-sharing agreement with an entity owned by the Company's stockholders. The fees paid to the related party amounted to $4,800 for the years ended December 31, 2011 and 2010, respectively.

Note 5 - Related Party Transactions - (Continued)

In August 2009, the Company entered into an agreement with an entity owned by the Company's stockholders, whereby the entity provides to the Company business services of administrative support, document preparation, financial analysis, and creation of marketing materials for fifty percent of the retainer the Company received from its customers when all deliverables to the customers have been completed. The administrative support fee paid to the related party amounted to $55,750 and $17,500 for the years ended December 31, 2011 and 2010, respectively.

During 2011 and 2010, the Company also reimbursed expenses to the above related parties in the amounts of $1,013 and $1,363, respectively.

Note 6 - Commitments and Contingencies

The Company receives referrals from third parties and has agreements with the third parties to pay a referral fee based on the financial outcome of the referred project. Management did not owe the third parties any referral fees at December 31, 2011 and 2010.

Note 7 - Information Relating to Possession or Controls Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

SUPPLEMENTAL INFORMATION

WATERVIEW SECURITIES, INC.

Schedule I
Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Year Ended December 31, 2011

Net capital		
Total stockholders' equity	$	396,825
Less nonallowable assets:		2,602
Net capital	$	394,223
Aggregate indebtedness		
Aggregate indebtedness liabilities	$	55,573
Computations of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	3,707
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	389,223
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	388,223
Percentage of aggregate indebtedness to net capital		14.10%

Note: The above computations do not differ materially from the computations of net capital under Rule 15c3-1 filed by the Company with the Financial Industry Regulatory Authority as of December 31, 2011.

See independent auditors' report.

WATERVIEW SECURITIES, INC.

Schedule II
Computation of Determination of Reserve
Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

REPORT ON INTERNAL CONTROL

Waterview Securities, Inc.
Dallas, Texas

In planning and performing our audits of the financial statements of Waterview Securities, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis Wolff, LLP

Certified Public Accountants
February 16, 2012
Dallas, Texas

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

REPORT ON APPLICATION OF AGREED UPON PROCEDURES

Waterview Securities, Inc.
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Waterview Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Waterview Securities, Inc.'s, compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Waterview Securities, Inc.'s management is responsible for the Waterview Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries with respective cash disbursement record entries in Waterview Securities, Inc., noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Travis Wolff, LLP

February 16, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067895 FINRA DEC
WATERVIEW SECURITIES INC 20*20
12201 MERIT DR STE 700
DALLAS TX 75251-3114

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Larry Starks 469 916 3937

2. A. General Assessment (item 2e from page 2) $ 2366

B. Less payment made with SIPC-6 filed (exclude interest) (1312)
7/14/11
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 1054

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 1054

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,054

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Waterview Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 16 day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 954,601
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expenses, Int. Inc. on operating acct. (Deductions in excess of $100,000 require documentation)	8,101
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	8,101
2d. SIPC Net Operating Revenues	$ 946,500
2e. General Assessment @ .0025	$ 2,366
	(to page 1, line 2.A.)

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

February 16, 2012

Larry Starks
President
Waterview Securities, Inc.
12201 Merit Drive, Suite 700
Dallas, TX 75251

We are pleased to present the results of our audit of the 2011 financial statements of Waterview Securities, Inc. (the Company).

This report summarizes our audit, the scope of our engagement, the report issued, and our observations related to the Company's financial position and results of operations. The document also contains the communications required by our professional standards.

The audit was designed to express an opinion on your 2011 financial statements. We assessed those risks that could materially affect the financial statements and aligned our audit procedures accordingly. We conducted the audit with the objectivity and independence that you and other stakeholders expect. We received the full support and assistance of the Company's personnel.

This report is intended solely for the information and use of the Company's senior management, and is not intended to be, and should not be, used by anyone other than those specified parties.

We welcome the opportunity to meet with you to discuss our findings in more detail.

Very truly yours,

Travis Wolff, LLP

WATERVIEW SECURITIES, INC.

2011 Audit Results

Summary of What We Agreed to Do

As discussed with you during our planning process, our audit plan represented an approach responsive to the assessment of risk for the Company. Specifically, we designed our audit to express an opinion on the financial statements of the Company and to provide you and management with our management letter comments.

Areas of Audit Emphasis

The principal areas of audit emphasis were as follows:

- Consideration of management's system of internal control over financial reporting in order to determine our auditing procedures and for the limited purpose of providing an opinion on internal control as required by rule 17a-5(g) under the Securities Exchange Act of 1934
- Vendor invoice processing system
- Cash and cash equivalents
- Deferred revenue
- Recording and classification of revenues
- Recording and classification of expenses
- Compliance and classification of expenses
- Income tax provision, including the Texas gross margin tax and the consideration of uncertain tax positions under ASC 740 Related party transactions
- Computation of net capital under Rule 15c 3-1
- Related party transactions
- Assist management with the drafting of the annual financial statements, including notes to the financial statements

Required Communications

Statement on Auditing Standards No. 114 and other professional standards require the auditor to provide you with additional information regarding the scope and results of the audit that may assist you in overseeing management's financial reporting and disclosure process.

Auditor's Responsibilities under Generally Accepted Auditing Standards (GAAS)

The financial statements are the responsibility of management. Our audit was designed in accordance with auditing standards generally accepted in the United States of America to provide reasonable, rather than absolute, assurance that the financial statements are free of material misstatements. We were not engaged to perform an audit of internal control. Rather, our audit considered internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances. We have not expressed an opinion on internal control. The audit does not relieve management or those charged with governance of their responsibilities.

Our report indicates that the Company's financial statements as of and for the year ended December 31, 2011, are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America. This is the highest level of comfort that we, as auditors, can provide.

Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. We evaluated the critical accounting policies and practices used by management in preparing the financial statements. All significant accounting policies are described in the Notes to the Financial Statements. We evaluated the propriety of and compliance with the stated accounting principles as part of our audit.

There were no changes in accounting principles during the year and there were no new accounting or reporting standards which had an impact on the financial statements.

Financial Statement Disclosures

Management is responsible for disclosures in the financial statements. We are required to inform you about the issues involved, and related judgments made, in formulating particularly sensitive financial disclosures (for example, those related to revenue recognition, subsequent events, and contingency issues).

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosures affecting the financial statements were:

- As disclosed in Note 2, fee and service revenue results primarily from raising capital and financial advisory services associated with mergers and acquisitions. Such fees are recognized as projects are completed or as revenue is earned. Retainer fees are non-refundable up-front fees accrued upon receipt and recognized upon completion of procedures to take the customer to market.
- As discussed in Note 8, the Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Sensitive Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from management's expectation. Following is a description of management's particularly sensitive accounting estimates and our conclusions regarding the reasonableness of those estimates.

No significant estimates affecting the financial statements were noted.

Related Matters

Following is a description about the potential effect on the financial statements of other significant risks, exposures, and uncertainties that are disclosed in the financial statements, the extent to which the financial statements are affected by unusual transactions, and the factors affecting asset and liability carrying values.

As described in the financial statements, the Company is subject to the risks that the actual results of significant estimates can differ from the estimates described above and that the effects of those differences could be material. In addition, the Company is subject to the following significant risk:

- Failure to comply with FINRA and SEC regulations, including but not limited to minimum net capital requirements and aggregate indebtedness ratio.

All Material Alternative Treatments Discussed with Management

We are required to report to you about any alternative treatments within generally accepted accounting principles for policies and practices related to material items (including recognition, measurement, presentation, and disclosure alternatives) that have been discussed with management during the current audit period.

We noted no such alternative treatments available to management.

Methods of Accounting for Significant Unusual Transactions and for Controversial or Emerging Areas

We are required to report to you about the methods used to account for significant unusual transactions and the effects of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

We noted no transactions entered into by the Company during the year or of any significant accounting policies used by the Company for which there is a lack of authoritative guidance or consensus.

and Illegal Acts

We are required to report to you about fraud and illegal acts involving management and fraud and illegal acts (whether caused by the Board or other employees) that cause a material misstatement of the financial statements.

During the performance of our audit procedures, we did not become aware of any material fraud or illegal acts involving management nor any fraud or illegal acts that caused a material misstatement of the financial statements.

Significant Recorded Audit Adjustments

We are required to report to you about all significant recorded audit adjustments.

No misstatements were identified by us as a result of our audit procedures.

Unadjusted Audit Differences Considered by Management to be Immaterial

We are required to report to you unadjusted audit differences accumulated by us (i.e., adjustments either identified by us or brought to our attention by management) during the current audit and pertaining to the latest period presented that were determined by management to be immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

No unadjusted audit differences were identified by us as a result of our audit procedures.

Other Information in Documents Containing Audited Financial Statements

Our responsibility with respect to information in your annual report does not extend beyond the financial information identified in our report, and we have no obligation to perform any procedures to corroborate other information contained in that document.

We read the selected supplemental information on page one of your annual report and concluded that such information, and the manner of its presentation, is not inconsistent with the information, or the manner of its presentation, appearing in the financial statements.

WATERVIEW SECURITIES, INC.

2011 Audit Results

Other Matters to be Communicated	
Disagreements with Management on Financial Accounting and Reporting Matters	None
Serious Difficulties Encountered in Performing the Audit	None
Major Issues Discussed with Management Prior to Retention	None
Consultation with Other Accountants	None noted
Other Material Written Communications with Management	We obtained certain representations from management that are included in the management representation letter dated February 16, 2012.